UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 9)*

                    Under the Securities Exchange Act of 1934

                           MAGAL SECURITY SYSTEMS LTD.
                           ---------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS1.00 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   M6786D 10 4
                                   -----------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 9, 2009
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6786D 10 4

1   NAME OF REPORTING PERSON: Mira Mag Inc.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]

                                                                         (b) [X]
3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Liberia

NUMBER OF         7     SOLE VOTING POWER: 0
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 1,446,772 Ordinary Shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER: 1,446,772 Ordinary Shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       1,446,772 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.91%

14  TYPE OF REPORTING PERSON: CO

----------------------
* Mr. Kirsh, The Eurona Foundation, Ki Corporation Limited and Mira Mag Inc. are the beneficial owners of 1,446,772 ordinary shares of the Issuer held directly by Mira Mag Inc. The Eurona Foundation is a Lichtenstein trust controlled by Nathan Kirsh, who is also the trustee of such entity. The Eurona Foundation holds 100% of the shares of Ki Corporation Limited. Ki Corporation Limited holds 100% of the shares of Mira Mag Inc. Accordingly, Mr. Kirsh may be deemed to have the sole voting and dispositive power as to the 1,446,772 ordinary shares of the Issuer held by Mira Mag Inc.

CUSIP No. M6786D 10 4

1   NAME OF REPORTING PERSON: Ki Corporation Ltd.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                         (b) [X]
3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION Liberia

NUMBER OF         7     SOLE VOTING POWER: 0
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 2,516,267 Ordinary Shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  2,516,267 Ordinary Shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       2,516,267 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   24.20%

14  TYPE OF REPORTING PERSON: CO

----------------------
* Mr. Kirsh, The Eurona Foundation and Ki Corporation Limited and Mira Mag Inc. are the beneficial owners of 1,446,772 ordinary shares of the Issuer held directly by Mira Mag Inc. The Eurona Foundation is a Lichtenstein trust controlled by Nathan Kirsh, who is also the trustee of such entity. The Eurona Foundation holds 100% of the shares of Ki Corporation Limited. Ki Corporation Limited holds 100% of the shares of Mira Mag Inc. In addition, Ki Corporation directly holds 1,069,495 ordinary shares of the Issuer. Accordingly, Mr. Kirsh may be deemed to have the sole voting and dispositive power as to the 2,516,267 ordinary shares of the Issuer held by Ki Corporation and Mira Mag Inc.

CUSIP No. M6786D 10 4

1   NAME OF REPORTING PERSON: The Eurona Foundation
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                         (b) [X]
3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Liechtenstein


NUMBER OF         7     SOLE VOTING POWER: 0
SHARES
BENEFICIALLY      8     SHARED VOTING POWER:  2,516,267 Ordinary Shares *
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  2,516,267 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       2,516,267 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  24.20%

14  TYPE OF REPORTING PERSON: OO

----------------------
* Mr. Kirsh, The Eurona Foundation, Ki Corporation Limited and Mira Mag Inc. are the beneficial owners of 1,446,772 ordinary shares of the Issuer held directly by Mira Mag Inc. The Eurona Foundation is a Lichtenstein trust controlled by Nathan Kirsh, who is also the trustee of such entity. The Eurona Foundation holds 100% of the shares of Ki Corporation Limited. Ki Corporation Limited holds 100% of the shares of Mira Mag Inc. In addition, Ki Corporation directly holds 1,069,495 ordinary shares of the Issuer. Accordingly, Mr. Kirsh may be deemed to have the sole voting and dispositive power as to the 2,516,267 ordinary shares of the Issuer held by Ki Corporation and Mira Mag Inc.

CUSIP No. M6786D 10 4

1   NAME OF REPORTING PERSON: Mr. Nathan Kirsh
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                         (b) [X]
3   SEC USE ONLY

4   SOURCE OF FUNDS: PF, WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Swaziland

NUMBER OF         7     SOLE VOTING POWER: 0
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 2,516,267 Ordinary Shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  2,516,267 Ordinary Shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:  2,516,267 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  24.20%

14  TYPE OF REPORTING PERSON: IN

----------------------
* Mr. Kirsh, The Eurona Foundation, Ki Corporation Limited and Mira Mag Inc. are the beneficial owners of 1,446,772 ordinary shares of the Issuer held directly by Mira Mag Inc. The Eurona Foundation is a Lichtenstein trust controlled by Nathan Kirsh, who is also the trustee of such entity. The Eurona Foundation holds 100% of the shares of Ki Corporation Limited. Ki Corporation Limited holds 100% of the shares of Mira Mag Inc. In addition, Ki Corporation directly holds 1,069,495 ordinary shares of the Issuer. Accordingly, Mr. Kirsh may be deemed to have the sole voting and dispositive power as to the 2,516,267 ordinary shares of the Issuer held by Ki Corporation and Mira Mag Inc.

Item 1.   Security and Issuer.
          -------------------

         This Amendment No. 9 is filed by Mr. Nathan Kirsh, The Eurona Foundation (the "Foundation"), Ki Corporation Limited ("Ki Corporation") and Mira Mag Inc. ("Mira Mag" and collectively, the "Reporting Persons") pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends the initial Statement on Schedule 13D filed by the Reporting Persons on July 24, 2003 as last amended by Amendment No. 8 filed on January 16, 2009 (the initial Schedule 13D and together with the Amendments, the "Statement"). The Statement relates to the ordinary shares, NIS 1.0 par value ("Ordinary Shares"), of Magal Security Systems, Ltd., an Israeli corporation (the "Issuer"), whose principal executive offices are located at 17 Altalef Street, Yahud Industrial Zone, 56100, Israel.


Item 2.   Identity and Background.
          -----------------------

         ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         This statement is being filed by the Reporting Persons.

         Mr. Nathan Kirsh is an independent investor. Mr. Kirsh has served as a director of the Issuer since 1984, as a trustee of the Foundation since its incorporation and as a director of Mira Mag since its incorporation in 1984. Mr. Kirsh's business address is c/o Kirsh Holdings Ltd., 4th Floor, Liqhaga House, Nkoseluhlaza Street, Manzini, Swaziland.

         The Foundation is a trust organized in Liechtenstein. The Eurona Foundation is an entity controlled by Nathan Kirsh, the trustees of which are Prinz Michael von Liechtenstein and Nathan Kirsh. The principal business office of the Foundation is Altenbach 8, P. O. Box 339, FL 9490 Vaduz, Liechtenstein.

         Ki Corporation is a holding company, incorporated under the law of the state of Liberia. 100% of the shares of Ki Corporation are held by the Foundation. The business address of Ki Corporation is c/o 4th Floor, Liqhaga House, Nkoseluhlaza Street, Manzini, Swaziland. Ki Corporation's directors are Messrs. Nathan Kirsh, Philip William Kirsh and Paul Jonathan Friedlander and Mrs. Myra Anne Salkinder.

         Mira Mag is a holding company, incorporated under the law of the state of Liberia. 100% of the shares of Mira Mag are held by Ki Corporation. The business address of Mira Mag is c/o International Trust Company of Liberia, 80 Broad Street, City of Monrovia, County of Montserrado, Republic of Liberia. Mira Mag's directors are Messrs. Nathan Kirsh, Stanley Fleishman and Jacob Even Ezra.

         During the last five years, neither Mr. Kirsh, the Foundation, Ki Corporation or Mira Mag, nor any of the trustees of the Foundation or the directors and executive officers of Ki Corporation and Mira Mag, listed on
Schedule 1 hereto, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.
         ----------------------

         ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         (a) On May 13, 2008, Ki Corporation agreed to provide to Mr. Jacob Perry, the Chairman of the Board of the Issuer, an option to purchase 100,000 Ordinary Shares of the Issuer held by it, exercisable at an exercise price of $7.59 per share. The option vests as follows: (i) options to purchase 33,337 Ordinary Shares vest on August 20, 2010; (ii) options to purchase 33,337 Ordinary Shares vest on August 20, 2011; and (iii) options to purchase 33,334 Ordinary Shares vest on August 20, 2012. Each tranche will expire three (3) years after the applicable vesting date thereof.

         (b) On December 9, 2009, Mira Mag transferred 39,080 Ordinary Shares of the Issuer to Ki Corporation and Nathan Kirsh transferred 346,375 Ordinary Shares of the Issuer to Ki Corporation.

         The Reporting Persons reserve the right to purchase additional shares of the Issuer, either separately or together with other persons, to sell all or some of the shares beneficially owned by them, or to otherwise trade in the shares, in open market or private transactions, provided that in their judgment such transactions present an attractive opportunity for profit.

         The Reporting Persons do not currently have any plan or proposal, which relates to or would result in:

     o the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     o    an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

     o a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

     o any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

     o any material change in the present capitalization or dividend policy of the Issuer;

     o any other material change in the Issuer's business or corporate structure;

     o changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

     o a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     o a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     o    any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------


         ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         (a) The Reporting Persons are the beneficial owners of 1,446,772 Ordinary Shares of the Issuer held of record by Mira Mag, or approximately 13.91% of the 10,396,548 ordinary shares of the Issuer's issued and outstanding shares as of April 30, 2010.

         In addition, Mr. Kirsh, the Foundation and Ki Corporation are the beneficial holders of 1,069,495 Ordinary Shares of the Issuer held of record by Ki Corporation, or approximately 10.28% of the 10,396,548 Ordinary Shares of the Issuer's issued and outstanding shares as of April 30, 2010.

         (b) The Reporting Persons have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 1,446,772 Ordinary Shares currently beneficially owned by the Reporting Persons.

         Mr. Kirsh, the Foundation and Ki Corporation have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 1,069,495 Ordinary Shares of Issuer currently beneficially owned by Mr. Kirsh, the Foundation and Ki Corporation.


         (c) None of the Reporting Persons have effected any transactions in the Ordinary Shares of the Issuer in the past 60 days.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

         (e) Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.



  Date: May 17, 2010

                                            /s/Nathan Kirsh
                                            ---------------
                                            Mr. Nathan Kirsh



                                            The Eurona Foundation

                                            /s/Nathan Kirsh
                                            ---------------
                                            By: Nathan Kirsh
                                            Title: Trustee


                                            Ki Corporation Ltd.

                                            /s/Nathan Kirsh
                                            ---------------
                                            By:  Nathan Kirsh
                                            Title: Director



                                            Mira Mag Inc.

                                            /s/Nathan Kirsh
                                            ---------------
                                            By:  Nathan Kirsh
                                            Title: Director

                                                                      Schedule 1

                    List of Trustees of The Eurona Foundation

Name

Prinz Michael von Liechtenstein

Nathan Kirsh


       List of Directors and Executive Officers of Ki Corporation Limited

Name

Nathan Kirsh

Philip William Kirsh

Paul Jonathan Friedlander

Myra Anne Salkinder


            List of Directors and Executive Officers of Mira Mag Inc.

Name

Nathan Kirsh

Barry Abraham Stiefel

Stanley Fleishman

Jacob Even Ezra